Matinas BioPharma Holdings, Inc.

1545 Route 206 South, Suite 302

Bedminster, New Jersey 07921

April 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Matinas BioPharma Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-286686)
Filed on April 22, 2025

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Matinas BioPharma Holdings, Inc. hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:00 p.m., Eastern Time, on April 29, 2025, or as soon as practicable thereafter.

Please call Tracy Buffer of Lowenstein Sandler LLP at (973) 597-2434 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

MATINAS BIOPHARMA HOLDINGS, INC.

By:	/s/ Jerome D. Jabbour
Name:	Jerome D. Jabbour
Title:	Chief Executive Officer